SPROTT PHYSICAL GOLD AND SILVER TRUST 6-K

Exhibit 99.2

March 25, 2024

Sprott Physical Gold and Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario
M5J 2J1

and

RBC Investor Services Trust
155 Wellington Street West, 2nd Floor

P.O. Box 7500, Station “A”

RBC Centre

Toronto, Ontario

M5V 3L3

Dear Sirs/Mesdames:

Reference is made to Sprott Physical Gold and Silver Trust’s trust agreement between the settlor, the Manager and RBC Investor Services Trust dated October 26, 2017, as amended September 17, 2018 (collectively, the “Trust Agreement”). Capitalized terms used herein have the meanings given to the in the Trust Agreement.

As contemplated in the definition of “Bullion Redemption Notice” at section 1.1(o) of the Trust Agreement, the Manager may from time to time in its sole discretion determine the form of a Bullion Redemption Notice.

Please be advised that the Manager has determined that effective immediately the form of notice attached hereto as Exhibit I shall be the form of Bullion Redemption Notice required in connection with a redemption for physical bullion as contemplated in the Trust Agreement, and such form replaces the existing form at Schedule “E” to the Trust Agreement.

Effective immediately, the Manager will no longer accept a Bullion Redemption Notice that is not in the form attached hereto as Exhibit I.

sprott asset management lp, by its general partner sprott asset management gp inc., in its capacity as manager of Sprott Physical Gold and Silver Trust

By:	(signed) “John Ciampaglia”
	Name:	John Ciampaglia
	Title:	Chief Executive Officer

Exhibit I

(see attached)

FORM OF Bullion REDEMPTION NOTICE

DATE:	____________________________

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Gold and Silver Trust (the “Trust”)

Ticker Symbol: CEF/CEF.U (TSX) / CEF (NYSE Arca)

CUSIP number: 85207H104

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Bullion Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of __________________ units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for physical gold and silver bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of October 26, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on __________________. The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS), or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion. All physical gold and silver bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf. The Unitholder has instructed his or her broker to withdraw such Units in physical certificate form.

For the purposes of determining certain redemption expenses charged by the Bullion Custodian, the Unitholder represents and warrants to the Trust and the Bullion Custodian that the aggregate number of redemption notices submitted by or on behalf of the beneficial owner of the Units or any affiliate(s)1 of the beneficial owner of the Units since the start of the calendar year in which this Bullion Redemption Notice is delivered (including this Bullion Redemption Notice) is equal to __________________.

Delivery Instructions:	Please see attached delivery instructions.

Signature of Unitholder	Signature Guarantee

Print Name	Unitholder’s Brokerage Account Number
Print Address
Print Broker Name and DTC/CDS Number	Print Broker Contact Name and Telephone Number
If beneficial owner of Units is different than Unitholder (e.g., broker on behalf of beneficial owner of Units), print name of beneficial owner of Units

1 For the purposes of this redemption notice:

-	“affiliate” of a person means any other person that directly or indirectly controls, is controlled by or is under common control with such person;
-	“control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and
-	“person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity.

NOTE:	The name and address of the Unitholder set forth in this Bullion Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Bullion Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

[Remainder of page intentionally left blank]

Sprott Physical Gold and Silver Trust

Physical Redemption Request form

Delivery Instructions for Gold:

Delivery Instructions for Bullion Broker acting as the buyer for the Gold
Broker Name
Contact Person

Delivery Instructions for transportation outside the Royal Canadian Mint
Armoured Transportation Carrier
Contact of the Carrier
Address to be delivered

Delivery Instructions for accounts with the Royal Canadian Mint
Account Number
Contact at the Royal Canadian Mint

Delivery Instructions for Silver:

Delivery Instructions for Bullion Broker acting as the buyer for the Silver
Broker Name
Contact Person

Delivery Instructions for transportation outside the Royal Canadian Mint
Armoured Transportation Carrier
Contact of the Carrier
Address to be delivered

Delivery Instructions for accounts with the Royal Canadian Mint
Account Number
Contact at the Royal Canadian Mint

NOTE: ADDRESS MUST BE A COMMERCIAL ADDRESS (PLACE OF BUSINESS OR A BANK). CARRIER WILL NOT DELIVER TO A RESIDENTIAL ADDRESS. Please contact Carrier directly to confirm delivery address.

Any changes or amendments to the delivery instructions completed in this form will constitute a cancelation of the redemption, and the redemption will deemed to be processed for the following month. This form must contain delivery instructions that are acceptable to the armored service transportation carrier. The Manager will provide the delivery date of the metal once it is available and confirmed by the Royal Canadian Mint. It is the responsibility of the redeeming Unitholder to make arrangements to pick up of the bullion within five (5) Business Days of the date it is made available to the Unitholder, and failure to do so may constitute a cancellation of your redemption.

Signature of the Carrier or Bullion Broker representing the redeeming Unitholder, as marked on the redemption notice

Signature __________________________________________

Name _____________________________________________

Date ______________________________________________